Exhibit 16F

Auditors´ Letter Regarding Change in Auditor

October 7, 2010

United States Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen

We were previously principal accountants for Companhia de Bebidas das Américas – Ambev and, under the date of April 12, 2010, we reported on the consolidated financial statements of Companhia de Bebidas das Américas – Ambev as of and for the years ended December 31, 2009 and 2008, and on the effectiveness of internal control over financial reporting as of December 31, 2009. We were dismissed effective upon the delivery of our audit report dated April 12, 2010.

We have read Companhia de Bebidas das Américas – Ambev revised statements included under Item 16F of its Form 20-F/A and we agree with such statements.

Very truly yours,

/s/ KPMG Auditores Independentes
KPMG Auditores Independentes
São Paulo, Brazil